Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Prix Gilles Kahn Awarded to Liao Zewen,
with the Support of Total
Paris, March 30, 2009 — Awarded by the French-Chinese Foundation for Sciences and Their Applications (FFCSA), the Prix Gilles Kahn was today conferred on Liao Zewen, Assistant Professor with the Geochemistry Institute’s Organic Geochemistry Laboratory, part of the Chinese Academy of Sciences, in Guangzhou.
The FFCSA sponsored a post-doctoral fellowship, supervised by Dr. Alain Graciaa, for Liao Zewen in 2002 at the Complex Fluids Laboratory at Université de Pau et des Pays de l’Adour in France. His preliminary results were so promising that his fellowship was extended a further year, jointly funded by Total and the Regional Council of the Pyrénées Atlantiques region. Liao Zewen’s research primarily focused on adsorption and occlusion phenomena in asphaltene*. His work has improved understanding of how hydrocarbons form in reservoirs and also produced an innovative new fluid analysis method used in organic geochemistry.
The award ceremony, held in Paris at the Institut de France, was attended by Jean Salençon, President of the French Academy of Sciences, and Dr. Li Ding, Director-General of the Bureau of Basic Research of the Chinese Academy of Sciences and Co-Chair of the FFCSA Science Board. Dr Li commented that: “This program, of significance, demonstrates the positive achievement from the scientific cooperation between the Chinese Academy of Sciences (CAS) and French research units. The Prix Gilles Kahn reflects this.”
“Liao Zewen was selected from among nine candidates by a jury of French and Chinese experts,” explained Jacques Caen, Co-Chair of the FFCSA and member of the French Academy of Sciences. “He has been award 2009 Prix Gilles Kahn not only for his outstanding research during his post-doctoral fellowship in France, but also for the active, successful Chinese-French collaboration that has continued since.”
The FFSCA was established under the aegis of the French Academy of Sciences, in cooperation with the Chinese Academy of Sciences, and Total is a partner Every year, the FFCSA helps to select Chinese post-doctoral students to conduct research in France on topics suggested by a number of companies, including Total.
* Molecular substances in bitumen or asphalt that are insoluble in n-pentane, but soluble in benzene. Asphaltenes are generally considered to be a crude oil constituent precipitated by excess amounts of an alkane, which may be pentane, hexane or heptane, depending on standards.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
“Beginning in 2007 for a four-year period, Total is financing the Prix Gilles Kahn, intended to recognize outstanding post-doctoral fellows selected by the FFCSA from all areas of science,” said Jean-François Minster, Total’s Senior Vice President of Scientific Development. “In this way, we hope to promote French-Chinese exchanges and foster tangible cooperation.”
The award was established in honor of the late Dr. Gilles Kahn, former Co-Chairman of the FFCSA’s Science Board and a renowned mathematician and computer science specialist. Its objectives are to showcase research and innovation programs involving France and China, by honoring a former FFCSA fellow each year. It is awarded to students whose research topics vary significantly from year to year. In 2007, He Hongping won the award for his research on laminar silicate grafting and molecular modeling, while the previous year’s winner, Liu Haitao, conducted research on optical transmission.
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Total and Chinese Universities
Total is actively strengthening its relationships with Chinese universities and institutes. It supports the master’s in industrial risk management program set up in 2004 by Tongji University and two French engineering schools, the Ecole des Mines de Paris and the Ecole de Chimie de Paris. Through the n+i program, the Group provides financial support to enable Chinese engineering students to further their education in France. It is also closely with the Ecole Centrale in Beijing, contributing to its strategy and activities, making course recommendations, fostering scientific cooperation and providing financial assistance. The Total Professeurs Associés association has also signed cooperation agreements with eight Chinese universities to give lectures and teach courses.
More recently, Total created the Total China Scientific Forum, whose inaugural session was held on February 27, 2009 in Shanghai. This initiative aims to provide a platform for communicating Total’s technological expertise in China and promoting R&D partnerships with Chinese laboratories. Two partnership agreements were signed on this occasion, one with the China University of Petroleum in Beijing and one with the East China University of Science and Technology.
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About Total
Total is a leading global oil and gas company with operations in more than 130 countries. Its 96,000 employees put their expertise to work across the industry, from oil and natural gas exploration and production to refining and marketing to gas, power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. It is also a world-class chemical producer. www.total.com
Total has been active in China for nearly 30 years, in oil and natural gas exploration and production, refining and marketing, and chemicals. The Group currently owns more than 30 companies with a total workforce of 4,000 employees in China.